X4 PHARMACEUTICALS, INC.

61 North Beacon Street, 4th Floor

Boston, MA 02134

December 30, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jordan Nimitz

RE:	X4 Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-261871

Acceleration Request

Requested Date:	January 3, 2022
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Exchange Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-261871) (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on Monday, January 3, 2022, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Daniel I. Goldberg of Cooley LLP, counsel to the registrant, at (212) 479-6722.

[Signature page follows]

Sincerely,

X4 PHARMACEUTICALS, INC.

By:	/s/ Adam S. Mostafa
Adam S. Mostafa
Chief Financial Officer

cc:	Paula Ragan, Ph.D., Chief Executive Officer, X4 Pharmaceuticals, Inc.
Derek Meisner, Chief Legal Officer, X4 Pharmaceuticals, Inc.
Daniel I. Goldberg, Cooley LLP
Courtney T. Thorne, Cooley LLP